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                                                           OMB APPROVAL
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Kolls                                Haven                  B
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                                1573 Potter Drive
--------------------------------------------------------------------------------
                                    (Street)

  Pottstown                            PA                    19464
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   (City)                            (State)                (Zip)

                                    10/28/02
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                            USA Technologies (USTT)
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

          Sr. Vice President R & D
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person

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================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock                              41,725                        D

Common Stock                              16,500                        I                    Wife
Total Common Stock                        58,225
-----------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one  Reporting  Person,  see  Instruction
  5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                  SEC 1473(7/96)

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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect      Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr.5)
-----------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Series A

Warrants

Options                  08/15/94  06/30/03         Common Stock           5,000               2.50            D
Options                  03/15/95  06/30/03         Common Stock          10,000               1.50            D
Options                  03/15/96  06/30/03         Common Stock           5,000               2.50            D
Options                  03/15/96  06/30/03         Common Stock           5,000               4.50            D
Options                  06/08/98  06/30/03         Common Stock          10,000               4.50            D
Options                  04/13/99  06/30/03         Common Stock           5,000               4.50            D
Options                  06/17/99  06/17/04         Common Stock          33,334               2.00            D
Options                  06/17/00  06/17/05         Common Stock          33,333               2.00            D
Options                  06/17/01  06/17/06         Common Stock          33,333               2.00            D
Options                  11/23/99  11/23/04         Common Stock          30,000               2.00            D
Options                  08/26/01  08/26/06         Common Stock          26,667               1.00            D
Options                  05/26/02  05/26/07         Common Stock          26,667               1.00            D
Options                  04/12/02  04/12/05         Common Stock          50,000               0.40            D

Options Total                                                            273,334

2000-C Senior Note                 12/31/03         Common Stock          24,000               1.25            I     Spouse

Convertible Note                                                          24,000

Total:                                                                   355,559


===================================================================================================================================

Explanation  of  Responses:


                             By:  /s/ Haven B. Kolls                01/03/02
                                  ----------------------         ---------------
                                      Haven B. Kolls                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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